UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SUPREME INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

868607102

(CUSIP Number)

William J. Barrett

210 Sundial Court

Vero Beach, Florida 32963

(732) 741-1500

with a copy to:

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868607102
1. Names of Reporting Persons William J. Barrett
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF, AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 868607102
1. Names of Reporting Persons Herbert M. Gardner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF, AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock (the “Class A Common Stock”) of Supreme Industries, Inc., a Delaware corporation (the “Issuer”), and Class B common stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) of the Issuer, which is convertible into shares of Class A Common Stock on a one-for-one basis. This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by William J. Barrett and Herbert M. Gardner on April 29, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 19, 2016 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on September 14, 2016 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed with the SEC on August 14, 2017 (“Amendment No. 3” and collectively with Amendment No. 1 and Amendment No. 2, the “Amendments”) by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 4, all previous unchanged Items are unchanged. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D filed with the SEC as amended by the Amendments.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“On September 27, 2017, the Reporting Persons tendered all of their shares of Common Stock to Redhawk Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary of Wabash National Corporation (“Wabash”), in connection with Merger Sub’s offer to acquire all of the outstanding shares of the Common Stock in a cash tender offer pursuant to an Agreement and Plan of Merger, dated August 8, 2017, among the Company, Wabash and Merger Sub.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) and (b) The Reporting Persons beneficially own zero shares of Common Stock.

(c)       As of the time of filing there have been no transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons except for (i) the distribution on September 6, 2017 of an aggregate of 133,500 shares of Class A Common Stock beneficially owned by Mr. Barrett first from SBB STX, LLC to SBB Realestate, LLC and then from SBB Realestate, LLC to Mr. Barrett and his spouse, individually, in the amount of 13,350 shares of Class A Common Stock to each such individual, with the remainder of the shares of Class A Common Stock distributed to irrevocable trusts for the benefit of Mr. Barrett’s children and (ii) the sale to Merger Sub on September 27, 2017 at a price of $21.00 per share in connection with the tender offer described in Item 4 (a) by Mr. Barrett of an aggregate of 615,591 shares of Class A Common Stock and 902,856 shares of Class B Common Stock and (b) by Mr. Gardner of an aggregate of 281,258 shares of Class A Common Stock and 654,378 shares of Class B Common Stock.

(d)       Not applicable.

(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on September 27, 2017.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 is incorporated by reference herein. Except as described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 29, 2016).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2017	WILLIAM J. BARRETT

/s/ William J. Barrett

HERBERT M. GARDNER

/s/ Herbert M. Gardner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 29, 2016).